Rent Way, Inc.
Calculation of Reconciliation of Net Cash Used in Operations to EBITDA
Exhibit 99.1
For the Twelve-Months Ended June 30, 2006
(dollars in thousands)

Net cash provided by operating activities	$4,345
Net cash used in discontinued operations	113
Adjustments to reconcile net income to net cash provided by operating activities	(156,650)
Changes in assets and liabilities	162,002
Depreciation and amortization	15,194
Interest expense	30,005
Income taxes	5,612
Adjustments per bank agreement	(5,080)
DPI EBITDA	370

Rent Way EBITDA	$55,909